October 15, 2024

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe EDGA Exchange, Inc.***
Form 1 Amendment

Dear Mrs. Jackson:

On behalf of Cboe EDGA Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Legal Head of Global Listings
913-815-7121
Signature executed at 3:00pm on 10/15/24

Enclosure

[1] See Attachment for a comprehensive list of updates to Exhibit F

Attachment

Summary of changes made to Exhibit F:

Added:

- FINRA Membership Affirmation

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **10/15/24**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe EDGA Exchange, Inc.

24003468

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60661

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Legal Head of Global Listings Cboe EDGA Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 10/15/24 (MM/DD/YY) Cboe EDGA Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 3:00pm on 10/15/24] (Signature) Kyle Murray, VP, Legal Head of Global Listings (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

- Application for membership, participation or subscription to the entity;
- Application for approval as a person associated with a member, participant or subscriber of the entity; and
- Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

- FINRA Membership Affirmation | New Document

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a member.

Cboe

FINRA Membership / SEC Rule 15b9-1 Affirmation

As of September 6, 2024, any broker-dealer that is (or is applying to become) a Trading Permit Holder or Member of any Cboe Exchange (a "Firm") must either be a member of Financial Industry Regulatory Authority, Inc. ("FINRA") **or** be exempt from FINRA membership pursuant to Rule 15b9-1 under the Securities Exchange Act of 1934 (the "Exchange Act"). The purpose of this affirmation is to confirm a Firm's current status under Rule 15b9-1. Furthermore, a Firm should update this affirmation as necessary should its status change. **Note:** If a Firm has an application pending with FINRA at the time of its approval as a Trading Permit Holder or Member of any Cboe Exchange, the Firm would be subject to the exemption requirements under Rule 15b9-1 until such time as it becomes a FINRA member. Once registered as a FINRA member, the Firm should submit an updated affirmation.

GENERAL INFORMATION	
Name of Firm:	
CRD #:	SEC #: 8-
Cboe Exchanges *(check all for which Firm is (or is applying to become) a TPH/Member)*:	
☐ CBOE ☐ C2 ☐ CBOE BYX ☐ CBOE BZX ☐ CBOE EDGA ☐ CBOE EDGX	

The undersigned affirms on behalf of Firm that *(please check one of the boxes below)*:

☐ The Firm is a member of FINRA.

☐ The Firm is not a member of FINRA and is exempt from such requirement pursuant to Rule 15b9-1 under the Exchange Act in that it:

(a) is (or will be) a member of a national securities exchange;
(b) carries no customer accounts; and
(c) effects transactions in securities solely on a national securities exchange of which it is a member, except as otherwise provided in Rule 15b9-1(c).[1]

Signature of Authorized Officer, Partner, or Managing Member of Firm

Printed Name

Title

Date

[1] The exceptions in Rule 15b9-1(c) provide that:
"(1) A broker or dealer may effect transactions in securities otherwise than on a national securities exchange of which the broker or dealer is a member that result solely from orders that are routed by a national securities exchange of which the broker or dealer is a member to comply with § 242.611 of this chapter or the Options Order Protection and Locked/Crossed Market Plan; or
(2) A broker or dealer may effect transactions in securities otherwise than on a national securities exchange of which the broker or dealer is a member, with or through another registered broker or dealer, that are solely for the purpose of executing the stock leg of a stock-option order. A broker or dealer seeking to rely on this exception shall establish, maintain and enforce written policies and procedures reasonably designed to ensure and demonstrate that such transactions are solely for the purpose of executing the stock leg of a stock-option order. Such broker or dealer shall preserve a copy of its policies and procedures in a manner consistent with § 240.17a-4 until three years after the date the policies and procedures are replaced with updated policies and procedures."